March 3, 2014

SOURCE GOLD CORP.

1155 Camino Del Mar

#162

Del Mar, California 920104

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

TIA L. JENKINS

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Dear Tia L. Jenkins,

File No. 000-54840

Regarding the receipt of your letter dated February 24, 2014 to Source Gold Corp.

The Company has been in communication with the current auditor, W.T. Uniack & Company, and the prior auditor De Joya Griffith to fulfill the requests listed in your letter.

De Joya Griffith will be in process to review the latest 10K filing for Source Gold and have stated that they would restate their audit report for the year ended July 31, 2012.

W.T. Uniack will be conducting their part in the requests and after the Exhibit 31 is updated the Company will file an amended report.

Sincerely,

Dhugald Pinchin

Dhugald Pinchin